UNITED MINE SERVICES, INC.
202 South Division
Pinehurst, Idaho 83850
(208) 682-9018

March 8, 2010

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	United Mines Services, Inc..
Form S-1 Registration Statement
Registration No. 333-159136

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, United Mine Services, Inc. (the “Company”) hereby  requests that its Form S-1 Registration Statement filed with the SEC on May 11, 2009 be withdrawn.

The Form S-1 Registration Statement is being withdrawn because the Company is unable to provide the audited financial statements required by Reg. S-X of the Securities Act of 1934.

The Company confirms that no securities have been offered, sold or issued by it in connection with the proposed public offering.

Yours truly,

UNITED MINES SERVICES, INC.

BY:	GREG STEWART
Greg Stewart, Principal Executive Officer

GS:jtl

cc:	The Law Office of Conrad C. Lysiak, P.S.